Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

June 30, 2018
(in € m.)
Debt (1), (2):
Long-term debt	157,553
Trust preferred securities	3,143
Long-term debt at fair value through profit or loss	6,248

Total debt	166,944

Shareholders’ equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,141
Retained earnings	16,985
Common shares in treasury, at cost	(75)
Equity classified as obligation to purchase common shares	-
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	56
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	16
Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	135
Foreign currency translation, net of tax	92
Unrealized net gains from equity method investments	16

Total shareholders’ equity	62,656

Equity component of financial instruments	4,675
Noncontrolling interest	1,529

Total equity	68,861

Total capitalization	235,805

[1]	€ 785 million (0.5)% of our debt was guaranteed as of June 30, 2018. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 64,049 million (38%) of our debt was secured as of June 30, 2018.

Due to rounding, numbers may not add up precisely to the totals provided.